Exhibit 99.1

Sierra Metals discovers several wide, high-grade copper structures in the first four holes designed to test geophysical targets at the Bolivar property

•	22 high priority exploration targets were identified in our Titan 24 geophysical survey
•	The first four drill holes intercepted wide, high-grade copper structures in three different zones previously unknown to be mineralized
•	Drill hole highlights include:
Hole No.	EQCu %	Ag g/t	Cu %	Zn %	Au g/t	Width
DB17B602	3.10	31	1.55	1.95	0.38	over 25 meters
DB17B613	3.03	34	1.97	0.91	0.34	over 29 meters
DB17B583	1.55	32	1.04	0.20	0.10	over 33 meters
DB17B585	3.48	37	2.05	0.03	1.79	over 13 meters
•	Geophysical survey combined with the geological mapping indicate a northward extension of the Bolivar Mine
•	A drilling program to test the top eight anomalies is currently underway
•	Shareholder conference call to be held Thursday October 5, 2017 at 10:00 AM (EDT) to discuss the company's recently reported exploration results in Mexico and Peru

___________________________________________________________________

TORONTO, Oct. 4, 2017 /CNW/ - Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE American: SMTS) ("Sierra Metals" or "the Company") is pleased to announce the initial results of the drilling program designed to test the anomalies of the Titan 24 Geophysical Survey recently completed on the Bolivar Property, Chihuahua, Mexico. The Titan 24 survey was completed to follow up on geophysical, geological and geochemical anomalies identified on the Bolivar Property by Sierra Metals Inc. The Bolivar Property is situated within the Piedras Verdes Mining District, which is located within the major north-northwest trending Sierra Madre Precious Metals Belt extending across the states of Chihuahua, Durango and Sonora in northwestern Mexico.

The Titan 24 Geophysical survey was carried out to assist in mapping the extent of the Mantos and structures containing copper and copper/zinc skarn mineralization for drill targeting in the immediate vicinity of the mine. The Bolivar survey grid consisted of a total of 12 lines which were 26.5 kilometers in length. Titan 24 lines had 100-meter dipole spacing and 200-meter line spacing. The survey covers an area of approximately 2.4 kilometers by 2.2 kilometers.

Alonso Lujan, Vice President, Exploration for Sierra Metals commented: "The Titan 24 survey highlighted over 40 specific areas of interest requiring further investigation and follow up. The 3D inversion modelling of the data provided an excellent tool for further exploration and highlights the overall structure below the deposit, in addition to similar structures and mineralization to the north of the deposit."  He continued, "The company began the first phase of a drilling program to test the most promising anomalies and drilled the first four holes.  The results were very positive as indicated in Table 1 and 2 below and therefore the potential remains open for further exploration in these areas and the other multiple geophysical anomaly targets."

Igor Gonzales, President and CEO of Sierra Metals stated "The results of the Titan 24 program and the subsequent assay results are exceptional and reflect a high correlation between copper mineralization and the priority targets identified in the geophysical survey.  We are excited about the prospects of drilling all the priority geophysical targets and the completion of follow-on drilling on these new discoveries.  This program aims to potentially quantify new high-grade zones which is a key strategic objective for our Bolivar mine to better define a path to future development and growth at the Bolivar operations". He concluded, "We are encouraged by the exploration potential that these results are showing which could lead to further value growth for Sierra Metals in Mexico."

TABLE 1:

Hole No	From	To	Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	EQCu (%)
DB17B602	340.45	349.75	9.30	0.03	6	0.26	5.04	2.73
	349.75	365.75	16.00	0.59	45	2.30	0.16	3.32
Average	340.45	365.75	25.30	0.38	31	1.55	1.95	3.10

DB17B613	379.35	386.60	7.25	0.03	5	0.20	3.48	1.92
	386.60	408.00	21.40	0.45	44	2.57	0.04	3.41
Average	379.35	408.00	28.65	0.34	34	1.97	0.91	3.03

TABLE 2:

Hole No	From	To	Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	EQCu (%)
DB17B585	365.35	378.40	13.05	1.79	37	2.05	0.03	3.48
DB17B583	459.50	492.90	33.40	0.10	32	1.04	0.20	1.55

Conference Call Webcast

Sierra Metals' senior management team will host a webcast and conference call on Thursday October 5, 2017 at 10:00 AM (EDT) to discuss the recently reported Mineral Resource Estimate for Yauricocha and the recently reported exploration results in Mexico and Peru.

Via Webcast:

A live audio webcast of the meeting will be available on the Company's website at:

https://event.on24.com/wcc/r/1521433/84802FD54E4C6ED60CC2E684ED14C9D0

The webcast along with presentation slides will be archived for 180 days on www.sierrametals.com

Via phone:

For those who prefer to listen by phone, dial-in instructions are below. To ensure your participation, please call approximately five minutes prior to the scheduled start time of the call.

Participant Number (Toll Free Peru): 0800-71-470

Participant Number (Toll Free North America): (844) 579-6842

Participant Number (International): (763) 488-9145

Conference ID: 95894952

Geophysical Survey Results

Based on the 3D inversion results, a total of 40 anomalous zones have been selected with different priorities for future consideration and testing.

The resistivity and chargeability cross-sections generally illustrate a good correlation with geological and mineralization maps along the survey lines.  These results indicate a northward extension of the current Bolivar mine.

Qualified Persons

The technical content of this news release has been reviewed and approved by Gordon Babcock P.Eng., Chief Operating Officer and a Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Americo Zuzunaga, MAusIMM CP(Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP(Metallurgist) and Consultant to Sierra Metals is a Qualified Person and chartered professional qualifying as a Competent Person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws related to the Company (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the Company's operations, including anticipated developments in the Company's operations in future periods, the Company's planned exploration activities, the adequacy of the Company's financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company's operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company's properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company's securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company's compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

SOURCE Sierra Metals Inc.

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For further information: regarding Sierra Metals, please visit www.sierrametals.com or contact: Mike McAllister, V.P., Corporate Development, Sierra Metals Inc., +1 (416) 366-7777, Email: info@sierrametals.com; Alonso Lujan, V.P., Exploration, Sierra Metals Inc., +(51) 630-3100, +(52) 614-4260211; Igor Gonzales, President & CEO, Sierra Metals Inc., +1(416) 366-7777

CO: Sierra Metals Inc.

CNW 07:00e 04-OCT-17